599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

August 22, 2018

VIA EDGAR CORRESPONDENCE

John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Miller/Howard Funds Trust (the “MHFT”) and Miller/Howard High Income Equity Fund (“HIE”) (collectively, the “Registrants”) (File Nos. 811-23111 and 811-22553)

Dear Mr. Ganley:

We are writing in response to comments you provided telephonically to Corey F. Rose and Alexander C. Karampatsos of Dechert LLP on August 13, 2018 with respect to each of MHFT’s and HIE’s preliminary proxy statements filed on Schedule 14A (each, a “Preliminary Proxy” and together, the “Preliminary Proxies”) on August 2, 2018. On behalf of the Registrants, we have summarized your comments below and provided the Registrants’ responses immediately thereafter. Capitalized terms not otherwise defined herein have the meanings attributed to such terms in the Preliminary Proxies.

Comment Applicable to each Proxy Statement:

(1)	Comment: The “Discussion of Factors Considered” section under Proposal 1 in each Proxy Statement indicates that the Trustees considered the following factors, among others, when approving the Agreement for each Fund: information regarding the investment performance of the Fund and performance information for the Fund’s relevant peer group; and information comparing the Fund’s advisory fees and expenses to those of its relevant peer group. In accordance with Instruction 1 to Item 22(c)(11) of Schedule 14A, please provide more information regarding how the Board evaluated these factors.

Response: The Registrants have revised the disclosure consistent with this comment.

Comment Applicable to HIE’s Proxy Statement:

(2)	Comment: Please include a discussion of the Nominating Committee’s nominating process and any minimum qualification requirements for Trustees to be nominated to serve on the Board of Trustees of HIE in accordance with Items 407(c)(2)(v) and 407(c)(2)(vi) of Regulation S-K.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Response: HIE has revised the disclosure consistent with this comment.

Should you have any questions, please feel free to contact me at (212) 848-7182.

Very truly yours,

/s/ Thomas M. Majewski

Thomas M. Majewski

cc:	Dana Troxell, Secretary of the Registrants Paul S. Schreiber (S&S) Corey F. Rose (Dechert LLP)

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